December 3, 2012

Mara L. Ransom

Assistant Director

Charles Lee

Catherine Brown

Andrew Blume

Jason Neithamer

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

United People Power, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed August 29, 2012

File No. 333-178343

Dear Ms. Ransom,

Please find below the comment responses to your comment letter dated December 3, 2012.

General

1. We note your response to comment 2. However, you have not filed the subscription agreement or re-filed the legal opinion as exhibits to the registration statement and you have not filed the Form D. We re-issue our prior comment.

Subscription agreement and legal opinion filed.   Form D-Filed.

Very truly yours,

/s/ Dianna Hendricks

Dianna Hendricks, President

United People Power, Inc.